Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: This is what we’ve said from the beginning - in order for the U.S. to be a leader in #5G, we need to bring @Sprint and @TMobile together. https://cnb.cx/2P7yQGs [Investor Info: http://www.newtmobile.com/disclaimer]

link to video: https://www.cnbc.com/video/2019/04/12/if-us-wants-robust-5g-the-t-mobile-and-sprint-merger-should-go-through-expert.html

The following communication was made available on the New T-Mobile website:

What is your 5G future?

John Legere

April 11, 2019

I have a lot to say about the New T-Mobile. We have spent so much time talking about 5G and the New T-Mobile and today we’re going a step further. What is your life going to be like with 5G? I’m so excited about this one that I even decided to share my thoughts with a video blog to really bring 5G to life.

There is a lot of media coverage, executive chatter, TV advertising, false promises and general noise about 5G right now. There’s also a lot of confusion and frankly some real BS that other guys are trying to peddle about 5G.

It’s an incredibly important topic. 5G will be one of – if not THE – most transformative technologies of my lifetime.

The value of 5G to all of us

5G will unleash a massive new round of innovation WAY beyond what we’ve seen in wireless to date, spurring incredible economic growth. 5G will spur $275 billion in new investment, creating three million new jobs and adding $500 billion to the economy by 2024 (Source: CTIA). In fact, it’s estimated that one out of every 100 Americans will benefit from a new 5G job.

“5G will spur $275 billion in new investment, create 3 million new jobs and add $500 billion to the economy by 2024.” -CTIA

The power of 5G will impact not just the mobile wireless industry, but will create new opportunities for innovation and sweeping change across sectors like healthcare, manufacturing, technology, agriculture, transportation, hospitality and countless more. It will be another huge boost of energy to the technology innovation that our country is known for around the world.

A day in the life with 5G

So, what exactly does that enable? What will it mean for people? 5G is going to unlock things that most of us really can’t even imagine yet. It’s going to fuel the next generation of American innovators and economic growth. There’s been a lot of talk about this, and I’m not sure everyone really knows just how amazing and life-changing it will be. Let me give you some examples of the kinds of things we could see in our everyday lives.

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5G Travel: Imagine taking a road trip and seeing information about what’s around you and what’s up ahead displayed on your windshield. Sensors in smart highways sending real-time data to your car, warning of things like ice or accidents, intelligently routing traffic and updating road signs so you get where you want to go faster, and safer. Road surface conditions. Traffic slowdowns. When to brake to safely stop. Wildlife crossings. Tire traction. You name it. And imagine your family seeing information on the passenger windows about what you’re driving past as you go by…. Major landmark? Historical monument? And imagine smart parking lots that know how many spaces are open, so you can reserve a space long before you get to your destination! Never circle for parking again! But this isn’t just for cars. I’m talking any moving vehicle — buses, tractor-trailers, motorcycles, trains, RVs — even boats!

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5G in emergency situations: Imagine firefighters in a smoke-filled home with little to no visibility. With 5G augmented reality displays on their helmets, they could see where their colleagues are. They can see the floorplan and layout of the home, including where the exits are. And they can see pictures and descriptions of the people they’re working to rescue, whether they’ve been found, and when it’s time to get out. Imagine if people were injured in a car accident and EMTs could consult with trauma experts at the hospital in real time and send data on vital signs during the ambulance ride

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5G making you healthier: With a high-speed wireless network connecting body sensors and even sensors on medicine bottles with medical facilities and experts, you could see greatly improved health outcomes and the true potential of telemedicine unlocked. Patients in rural communities that currently have little to no access to nearby, high-quality medical care and have to travel hundreds of miles just to get a consultation, would have better access to virtual services at their fingertips.

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5G in education: Imagine children in underserved areas learning in virtual classrooms or studying side-by-side with remote mentors and tutors. Imagine remotely participating in immersive hands-on learning. What about learning another language, or learning English, by hearing everything translated in real time right into your ear.

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5G for fun: Imagine taking a ski lesson and your instructor gives you a specific path to take down a slope. You see the path in your 5G ski goggles and the sensors in your clothes measure your movements and show you how to improve in real-time.

Where is your 5G future?

I’ve said this before and I’ll say it again, we are currently stuck with a status quo that is just not working. If we leave it up to AT&T and Verizon, we’ll be stuck with a spotty, thin, incomplete 5G infrastructure for YEARS. We’ve covered this before, but the abysmal, do-as-little-as-possible approach to 5G rollout so far is proof that AT&T and Verizon won’t change unless they are forced to change.

You’ve also heard me say that the New T-Mobile is about making sure ALL Americans can benefit from 5G. Not just in a few pockets of cities. Only the New T-Mobile will have the clear spectrum assets and capital to build a REAL broad and deep nationwide 5G network that delivers a differentiated experience and forces the acceleration of 5G from AT&T and Verizon. And we will be able to do it quickly. Much faster than the pace that AT&T and Verizon are working at now.

We believe no one in the US can do this on their own. Not Verizon, not AT&T, not T-Mobile and not Sprint.

New T-Mobile will have the highest capacity network in the history of this country, with eight times more total network capacity than T-Mobile and Sprint today. That means 450 Mbps nationwide average download speeds in 2024.

Everyone wants the 5G future – the global race is on

Mobile wireless has created massive benefits for the U.S. economy. Overall, the impact of our mobile internet evolution has been unbelievable. In 2018, mobile technologies powered by 4G accounted for 4.6% of global GDP and $3.9 trillion in economic value, according to GSMA data. That’s trillion with a T! Guess what, the rest of the world wants more of those economic benefits. IA). In fact, it’s estimated that one out of every 100 Americans will benefit from a new 5G job.

China and other countries are investing hundreds of billions in 5G. They want to be first with broadly available 5G. But don’t take my word for it. Recent reports show that China will invest more than $400 billion in 5G. Other countries are not kidding around. They want the innovation. They want the economic stimulus. I want America to have that innovation, that leadership and the jobs that come from a game-changing technology like 5G.

“China’s five-year economic plan specifies $400 billion in 5G-related investment.” -Deloitte, “5G: The chance to lead for a decade”

There is a real imperative to move quickly. Enter the New T-Mobile. We will bring our Un-carrier disruptive mentality to wireless and beyond, and we are committed to investing $40 billion to deliver the first broad AND deep truly nationwide 5G network – from big cities to rural America. And if history is any guide, when Verizon and AT&T are forced to compete with T-Mobile, consumers win! Our network would fuel innovative new IoT capabilities, create thousands of jobs and billions of dollars in value for consumers, all while giving people more choice and more opportunity.

This will only be possible as the New T-Mobile – a bigger, stronger and even more competitive version of the Un-carrier today. Only then will consumers across the country be able to benefit from a nationwide connected, mobile 5G world.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.